BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

November 17, 2020

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Washington, DC 20549

Re:	CBD Life Sciences Inc.
Post-qualification Amendment No. 2 to
Offering Statement on Form 1-A
Filed November 3, 2020
File No. 024-11005

Dear Staff:

We are in receipt of your letter dated November 13, 2020, setting forth certain comments to Post-Qualification Amendment No. 2 to the Form 1-A filed on November 3, 2020 by CBD Life Sciences Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Post-Qualification Amendment filed November 3, 2020

Management's Discussion and Analysis, page 30

1.	We note the significant increases in revenues, cost of sales and other line items on the income statement for the 9-month period ended September 20, 2020. Please revise to provide a discussion of your results of operations, including the causes of these changes and significant factors affecting your income from operations, and other information necessary for an investor’s understanding of your financial condition, changes in financial condition and results of operations. Refer to Item 9(a) of Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed Post-Qualification Amendment No. 3 to the Form 1-A (the “Amendment”) which provides a discussion of the Company’s results of operations for the nine-months ended September 30, 2020, including the causes of the increases in revenues, cost of sales and other line items on the income statement and significant factors affecting the Company’s income from operations, beginning on page 30 of the Amendment.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely, /s/ Brian Higley Outside Legal Counsel

cc: Lisa Nelson, President/CEO